WELLPOINT™

YOU ARE HERE



ANNUAL REPORT 2003 A ROADMAP FOR SUCCESS



ABOUT THIS REPORT

We believe that health care is locally delivered and locally consumed. Providing the greatest value for consumers in a particular location requires a health plan that knows the lay of the land, and one with a real community presence.

This report provides a snapshot of WellPoint's roadmap for success, and the guiding principles that have made our Company a trusted community partner.


AND HERE
SACRAMENTO, CALIFORNIA


ROADMAP LEGEND
L WellPoint Leadership
i WellPoint Innovation
SR WellPoint Social Responsibility
Geographies highlighted in this report
Other WellPoint Geographies
Blue Cross/Blue Shield License Service Areas
Selected UNICARE States
HealthLink States (also includes Missouri, Indiana and Illinois)
Interstate
AND HERE
California
AND HERE
Texas
AND HERE


AND HERE
Wisconsin
Illinois
Missouri
AND HERE
AND HERE
Georgia

AND HERE


AND





One community at a time, we are on the road to redefining our industry through a new generation of consumer-friendly products that put individuals back in control of their health and financial future.

ARE WE

ATLANTA, GEORGIA

MORE THAN A DECADE TOGETHER

Points of interest along the way—WellPoint key performance measures 1993-2003.


2,322
2,617
2,797
4,485
6,638
6,892
7,515
8,201
10,908 (2)
13,811 (2)
15,011 (2)
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

MEDICAL MEMBERSHIP [1] (in thousands)


$2.4
$2.7
$3.0
$4.0
$5.6
$6.5
$7.5
$9.2
$12.4
$17.3
$20.4
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

TOTAL REVENUE [3] (in billions)


$165.4
$213.2
$180.0
$202.0
$227.4
$231.3
$278.5
$342.3
$414.7
$703.1
$935.2
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

NET INCOME (in millions)


$1.25
$1.61
$1.36
$1.52
$1.64
$1.65
$2.05
$2.64
$3.15
$4.67
$6.16
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

EARNINGS PER DILUTED SHARE [4]


$2,312
$2,172
$2,396
$2,287
$2,947
$5,839
$4,196
$7,240
$7,468
$10,464
$14,816
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

MARKET CAPITALIZATION [5] (in millions)


$240
$499
$649
$1,054
$1,607
$1,996
$2,825
$3,473
$4,279
$5,680
$7,144
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

CUMULATIVE OPERATING CASH FLOW [6] (in millions)


2,760
3,800
3,850
6,600
10,100
10,600
10,600
10,900
13,900
16,200
19,100
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

NUMBER OF ASSOCIATES [7]


11.2%
12.3%
11.6%
14.1%
15.4%
15.3%
14.7%
14.0%
13.7%
12.7%
12.3%
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

GENERAL AND ADMINISTRATIVE EXPENSE RATIO [8]

1 As of December 31.
2 Includes BlueCard "host" members (in thousands) as of December 31, 2003, 2002 and 2001 of 1,002, 587 and 380, respectively.
3 Total Revenue = Premium Revenue + Management Services and Other Revenue + Investment Income.
4 For periods prior to the consummation of WellPoint's recapitalization on May 20, 1996, the information above has been adjusted to reflect the two-for-three exchange of common stock, which occurred as part of the recapitalization. For periods following May 20, 1996 and prior to March 15, 2002, the information above has been adjusted to reflect WellPoint's two-for-one stock split in the form of a 100% stock dividend, which was effective on March 15, 2002.
5 Market Capitalization = Outstanding Common Shares x Stock Price, each as of December 31 of the period indicated.
6 Net cash provided by operating activities from January 1, 1993 to December 31 of the year indicated.
7 Includes full-time employees and full-time employees on leave of absence.
8 General and administrative expense as a percentage of premium revenue and management services and other revenue combined.

156%

Stock Price Appreciation

1993-2003


'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

FINDING TRUE NORTH

WellPoint's business process is the foundation for our roadmap. This process, conducted around a core of financial and operational integrity, yields tangible value for the Company's constituents. Key elements include:

- Developing and maintaining quality networks of hospitals, physicians and other health care professionals
- Designing products to meet customer needs
- Pricing products right
- Selling and renewing profitable business
- Billing customers timely and correctly
- Collecting premiums from our customers timely and completely
- Paying covered claims timely and accurately

Within this framework, we remain focused on our ultimate role — providing health security for our customers. We create innovative products, provide superior customer service, maintain operational control and strive to increase satisfaction among members, employers, health care professionals, distribution channels, associates and stockholders.

WellPoint has become the second largest health insurer in the United States and a leader in our industry by consistently meeting the needs of our constituents.

ACQUISITION HISTORY

'94	'95	'96	'97	'99
AUG Professional Claims Services, Inc. JAN Unicare Financial Corporation	FEB AHI HealthCare Corporation	MAR Life & Health Benefits Management division of Massachusetts Mutual Life Insurance Company	MAR Health and related life group benefit operations of John Hancock Mutual Life Insurance Company	MAY Omni Healthcare

N

CUSTOMER VALUE



USINESS
STRATEGY
GOVERNANCE
AND CONTROL
PROFITABLE
GROWTH

IMPROVED EFFICIENCY

S

ecisionRx

OC HMO

sh Prudential
ealth Plans

'00

DEC
Group Benefits Plus

MAR
Cerulean Companies
arent of BCBS
of Georgia)

'01

APR
MethodistCare

JAN
RightCHOICE Managed
Care (Parent of
BCBS of Missouri
and HealthLink)

'02

JUNE
Golden West Dental
and Vision

'03

OCT
HealthCore Inc.

SEPT
Cobalt Corporation
(Parent of BCBS
of Wisconsin)

'03

WE ARE GUIDED BY A COMMITMENT TO...

LEADERSHIP

Over the years, WellPoint has taken bold steps to improve the delivery of health care, often by challenging conventional wisdom.

Finding better ways to serve our customers is encouraged at every level within WellPoint. Our associates take personal responsibility for meeting goals and keeping the customer at the forefront of every initiative, every task. ◇ Leadership starts with listening to our customers so we can better respond to their needs. They provide the inspiration behind WellPoint's many innovative programs to enhance the health care experience. ◇ Having a vision and charting a course is only the beginning.

INNOVATION

Our ability to create innovative products helps our customers and keeps WellPoint a step ahead of the competition.

Driving that innovation is our commitment to putting individuals back in control of their health and financial future. ◇ In a rapidly changing industry, our success in leveraging technology has served as a key business advantage. By building information aides and cost incentives into our products and services, we encourage our members to become better-informed health care consumers. Using Web-based tools, they can learn about cost and quality issues before they access services. Such innovations are part of our goal of reducing costs while also improving health outcomes.



SR

SOCIAL RESPONSIBILITY

WellPoint's commitment to social responsibility is an integral part of the way we do business.

Improving access to affordable health care services is a driving force behind this commitment. Our commitment also includes a conscious effort to create an inclusive workforce, one that reflects the diversity of our members and the communities in which we live and work. ◇ Key areas of focus for the Company include bringing health care coverage to medically underserved communities, educating people to take an active role in their own health and working with our health care partners to improve the quality of care. We are also recognized as a leader in developing and implementing health-related public policy at the local and national level. ◇ WellPoint has established a significant social legacy through the creation or funding of five charitable foundations throughout the country, which today have combined assets of more than $6 billion. In addition, we have created a corporate charitable foundation with assets of over $100 million. Our associates are encouraged and recognized for giving their time and resources to the charities of their choice.

COMMUNITY FOCUS — MAKING AN IMPACT WHERE IT MATTERS MOST

By recognizing differences and unique needs within our geographies, WellPoint is able to create health plans and services best suited to local need. Yet, when appropriate, we leverage our size and strength to implement best practices across the Company.

The following pages highlight examples of our leadership, innovation and social responsibility in six of our key states.

CA 1993

CALIFORNIA THE GOLDEN STATE

TX 1995

TEXAS THE LONE STAR STATE

IL 1996

ILLINOIS THE LAND OF LINCOLN

GA 2001

GEORGIA THE PEACH STATE

MO 2002

MISSOURI THE SHOW ME STATE

WI 2003

WISCONSIN THE BADGER STATE

CALIFORNIA

CA

California is the country's most populous state and a market with almost limitless possibilities. Blue Cross of California (BCC), WellPoint's local brand in California, is the largest insurer in the state. BCC and its California affiliates provide medical coverage to seven million people through individual, small group, large group, senior and state sponsored plans. BCC continually introduces new products, services and partnerships that give customers unparalleled choice and flexibility and that recognize physician quality. Examples of such offerings recently introduced in California follow:

[L] Our HMO Quality Scorecard program paid $28 million in physician bonus incentives in 2003 to medical groups with top scores in quality of care and patient satisfaction.

[L] Pathway to Success is a training program that educates and inspires our associates while giving them the tools to carve a career path in our organization.

(i) RightPlan PPO 40 targets "young invincibles" and those experiencing lifestyle changes with a low-cost, no deductible individual plan that includes a first of its kind prescription drug option.

(i) Power Suite gives employers a choice of products and services that offer quality and cost management for them and their employees. These include Power HealthFund PPO, Power Advantage PPO, Power Select and the Power HealthCare Advocate.

(SR) Our program with the Mexican Consulate in California to accept Matricula Consular identification cards gives California's Mexican community greater access to health insurance.

(SR) Our State Sponsored Programs division, the largest Medicaid managed care provider in the U.S., demonstrates cultural sensitivity through educational and informational materials in 11 languages and a customer care staff that is 40 percent bilingual.


TRAVEL TRIVIA
Did you know that in
Hollywood, California
it is illegal to drive more
than two thousand sheep
down Hollywood Boulevard
at one time?



As part of the Company's Healthy Parenting initiative, WellPoint is working to reverse the childhood obesity epidemic through nutrition and physical activity education outreach to families.



TRAVEL TRIVIA

Did you know that 32 of the 42 species of U.S. bats have called Texas home at one time or another?

TEXAS

Texas is a large, diverse state offering equally large opportunities. It leads the nation in the number of uninsured, 4.5 million, and is home to one of the country's largest senior populations. UNICARE aggressively markets its products with campaigns that highlight the affordability of its plans and the risks of going uninsured. It has been less than 10 years since UNICARE entered the Texas market, and today it is a major player. HealthLink has also developed a significant presence in this region. Some examples of UNICARE's and HealthLink's exceptional accomplishments over the past year include:

TX

L UNICARE marks a milestone with enrollment of its 250,000th individual member. With a major portion of its membership in Texas, UNICARE ranks as one of the state's top three health plans for non-Medicare individual enrollment.

L WellPoint Pharmacy Management was awarded "Highest in Overall Customer Satisfaction with Prescription Drug Benefits and Services" in J.D. Power and Associates' 2003 Prescription Drug Benefits and Services Report℠*.

i UNICARE gained state approval to launch an innovative Medicare supplemental product in Texas. Designed to protect seniors against catastrophic health care costs, SecurityChoice is a low-cost plan that includes a generic prescription benefit.

L WellPoint Pharmacy Management was awarded the Texas Health Insurance Risk Pool pharmacy benefit management contract for more than 24,000 members across the state.

SR UNICARE also reaches into the Asian community, which is often overlooked in Texas, with specially designed Chinese-language advertising efforts for individuals and small businesses that point out the affordability of its health plans.

SR UNICARE spearheaded legislative changes to allow carriers to offer health plans that contain fewer state-mandated benefits, opening the door to more affordable health plans for the state's 4.5 million uninsured. UNICARE submitted the first individual plan approved under the new law—ConsumerChoice PPO Plan.

i Affiliated Healthcare, Inc. was fully integrated into HealthLink's business model and operating systems in the first quarter of 2004, allowing expansion of the HealthLink service area throughout Texas.

*Report based on responses from 27,062 consumers in 16 of the top U.S. markets.

UNICARE reaches out to displaced or transitional employees, recent college graduates and others temporarily without insurance with affordable, interim health insurance options.





TRAVEL TRIVIA

Did you know that the Chicago River is dyed green on Saint Patrick's Day?

ILLINOIS

UNICARE manages a significant portion of its business from an operations base in the Sears Tower in downtown Chicago and nearby Bolingbrook. Using this hub, UNICARE is well-positioned to market a wide variety of innovative products to the Midwest and beyond—markets with far-reaching potential. HealthLink is also a player in this key market. Below are some of the recent successes that illustrate why UNICARE and HealthLink have emerged as industry leaders in Illinois:

UNICARE retooled its Summary Bill sales program to incorporate improvements suggested by independent agents selling individual policies in Illinois, Indiana, Nevada, Texas and Virginia. The changes remove inefficiencies by decreasing paperwork and accelerating processing.

UNICARE's CompleteChoice HealthFund offers a menu of the latest health care financing features. It combines a high-deductible PPO with a supplemental employer-funded Health Reimbursement Account and a member-funded Flexible Spending Account.

UNICARE brings large employer advantages to the small group market with its BusinessFlex products. Rolled out in Illinois, Indiana, Texas and Virginia to customers with 51–99 employees, BusinessFlex enables employers to manage costs while giving employees choice.

Illinois residents and their families who are between jobs, just out of college, or otherwise facing a gap in health insurance coverage can take advantage of UNICARE's Short-Term Health Benefit Plan, designed specifically for those needing interim coverage.

For the second consecutive year, UNICARE was the official health care sponsor of Mayor Richard Daley's Bike Chicago, an annual event promoting the health, economic and environmental benefits of bicycling.

UNICARE associate teams in Illinois and Indiana honored those who have lost their lives to cancer and raised money to find a cure by participating in the American Cancer Society's Relay for Life.

HealthLink expanded enrollment by 15% with the State of Illinois employee account. This growth in enrollment followed the expansion of the provider network throughout Central and Southern Illinois.

GEORGIA

Blue Cross Blue Shield of Georgia (BCBSGa) is the largest health insurance provider in the "Peach" state. BCBSGa provides consumers with choice and flexibility in meeting their health plan needs. In this key market, BCBSGa serves more than 2.1 million members with innovative products and services. Examples of the ways that BCBSGa has demonstrated its commitment over the past year are:

GA

[L] BCBSGa was among the first to implement prescription drug reference pricing. A reference price, which is calculated by averaging the cost of generic and brand drugs within a class, is the midpoint in a three-tier pharmacy benefit. Co-pays redirect members to clinically proven, lower-cost drugs.

[L] BCBSGa offered approximately 4,600 network physicians technology solutions to improve patient care, reduce administrative costs and improve physician communication with patients and pharmacists. Part of a WellPoint investment with a retail value of $40 million, the technology helps physicians more fully participate in the electronic medical community.

[i] BCBSGa launched Blue Power HealthFund to large employer groups in mid-2003. By combining a high-deductible PPO with a supplemental employer-funded savings account for medical expenses, Blue Power HealthFund puts consumers in the driver's seat.

[i] EmployerAccess enables BCBSGa's employer groups to access information and make changes to their benefit options. This new Web-based tool gives employers greater control over benefit management while reducing administrative costs.

[SR] A program among BCBSGa, its customer the Fulton County, Georgia government, and the American Cancer Society, improved breast cancer screening rates among the county's HMO members.

[SR] For the second consecutive year, BCBSGa sponsored the For Sisters Only Expo in Atlanta, which attracted 50,000 people. Focusing this year on women's health and wellness, BCBSGa provided free blood pressure and diabetes screenings.



Blue Cross Blue Shield of Georgia associates demonstrate their commitment to strengthening the communities in which they live and work through their support of Big Brothers Big Sisters of Atlanta.



TRAVEL TRIVIA

Did you know that approximately 55 streets in Atlanta have "Peachtree" in their name?

MISSOURI

MO

Missouri, the "Show Me" state, boasts a diversified economy and affordable cost of living. Below are examples of how Blue Cross Blue Shield of Missouri (BCBSMo) and HealthLink are reaching out to this ever-changing marketplace.

L BCBSMo introduced the Healthcare Advisor, a Web-based hospital comparison tool. Members can use the tool to find information about health conditions and recommended medical procedures. It also helps members choose a hospital through an online questionnaire.

L HealthLink and the St. Louis Business Coalition partnered to launch a new cost management program for employer groups that identifies and features selected physicians based on efficiency and positive patient outcomes.

i BCBSMo targeted baby boomers with a new high-deductible PPO that combines affordability with asset-protecting features and other options such as coverage for routine doctor office visits and a pharmacy benefit.

i HealthLink introduced Open Access II & III for carriers and third party administrators, enabling these key clients to market a hybrid network program that offers access to both HMO and PPO networks.

SR To raise awareness about prostate cancer in the African American community, BCBSMo sponsored a prostate cancer walk in conjunction with the Missouri Black Expo.

SR Missouri associates donated more than $580,000 for local charitable causes. This effort is part of WellPoint's companywide Associate Giving Campaign that contributed $5.4 million to approximately 4,000 charities across the nation.



Blue Cross Blue Shield of Missouri supports programs that reach out to seniors. Community members like Dick Cochran, who won a silver medal in the 1960 Olympics for the discus, benefit from the company's support of events like the St. Louis Senior Olympics.



TRAVEL TRIVIA

Did you know that the name Missouri is likely a French rendition meaning 'town of large canoes'?

Blue Cross Blue Shield of Wisconsin ranked number one in a study of publicly traded companies in Wisconsin for having the highest percentage of women officers in 2003.





TRAVEL TRIVIA

Did you know that the hamburger hall of fame is located in Seymour, Wisconsin?

WISCONSIN

Wisconsin is an important state for WellPoint to build on its strengths in the Midwest. The fastest-growing segment of Wisconsin's population is 20 to 24 year-olds, followed closely by 55 to 64 year-olds. In addition, hospital-based patient care costs are 20 percent below the national average. Blue Cross Blue Shield of Wisconsin (BCBSWi) and WellPoint's other Wisconsin-based companies met community needs over the last year with a wide range of products and services, as evidenced below:

L BCBSWi enhanced its sales distribution channels by recruiting and training more than 750 independent agents to sell its individual Medicare supplement product, ValuePlus. This gives the company a new avenue for reaching out to a fast-growing population segment.

L Unity Health Insurance, another Wisconsin subsidiary, used its Spanish initiative to build stronger ties with Latino members, physicians, organizations and the community.

i Through its subsidiary, CompcareBlue, BCBSWi helped employers and their employees contain health care costs while preserving choice through a broad provider network. CompcareBlue's three-tier co-pay option categorizes hospitals, surgery centers and ERs according to cost, giving members more control.

i BCBSWi's Web-based sales portal for individuals appeals to consumers with its "Need Insurance?" headline on the home page of its website. Consumers can request a quote and purchase a plan directly from the site, which averages 3,200 quotes per week.

SR The merger of WellPoint and Cobalt Corporation brought the Wisconsin United for Health Foundation's assets to nearly $600 million. The Foundation focuses on improving the health of Wisconsin's residents by supporting public health initiatives.

SR BCBSWi ranked number one among the top 50 public companies in Wisconsin for its percentage of women officers. More than 45 percent of BCBSWi's corporate officers are women.

WI

MERGE JUST AHEAD



ESTONES 2003-2004

N. 16, 2003	FEB. 19, 2003	APRIL 1, 2003	APRIL 11, 2003
llPoint named winner 2003 Catalyst Award achievement in dvancement of women executive ranks cited.	WellPoint named FORTUNE's "Most Admired Health Care Company" for a fifth year in a row.	WellPoint ranked #2 on BUSINESSWEEK's "BW50" Ranking of Top Performing Public Companies in the S&P 500.	WellPoint jumps to #103 on FORTUNE 500 List.



TO OUR STOCKHOLDERS

2003 was another outstanding year of achievement for WellPoint.

By focusing on meeting customer needs, we became the second largest health insurer in the U.S. with over 15 million medical members and almost 46 million specialty members.

WellPoint continued to launch innovative new products to help guide consumers through the medical system. Our technology investments helped us interact with our members and physicians more effectively and made our infrastructure scalable for future growth. We also led efforts to reduce the rate of increase in health care spending, including additional programs to promote the efficient use of pharmaceuticals.

In addition, with the pending Anthem merger, we are positioning WellPoint as the nation's leading insurer in one of the country's fastest-growing industries.

Our financial results also were outstanding. WellPoint had total revenues of $20.4 billion in 2003, generated $1.5 billion in cash flow from operations and ended the year with assets of $14.8 billion. The Company's diluted earnings per share increased 32 percent from 2002 to $6.16. Our stock price appreciated 36 percent during 2003, closing the year at almost $97.

We believe WellPoint's success in 2003 provides momentum for continued success in 2004. Sales trends are promising — the popularity of our products and the strength of our brands continue to yield strong results in our key geographies. We also experienced a positive trend in membership for existing accounts in each quarter of 2003, suggesting an improving economy.

JUNE 30, 2003

WellPoint completes acquisition of Golden West Dental & Vision; strengthens commitment to growth in the dental arena.

JULY 14, 2003

WellPoint and American Dietetic Association develop bilingual print and Web-based guide to help doctors and parents talk about childhood obesity.

JULY 18, 2003

WellPoint Pharmacy Management ranked highest in J.D. Power and Associates' 2003 Prescription Drug Benefits and Services Report.

SEPT. 24, 2003

WellPoint completes merger with Cobalt Corporation, the parent company of Blue Cross Blue Shield of Wisconsin.

OCT. 26, 2003

WellPoint and Anthem sign a definitive agreement to merge.

OCT. 31, 2003

WellPoint acquires HealthCore Inc.

DEC. 4, 2003

WellPoint 2003 Employee Giving Campaign reaches $5.4 million; nearly 4,000 charities benefit.

DEC. 31, 2003

WellPoint initiative jump-starts physicians' participation in electronic medical community; retail value of $40 million in technology committed to doctors.

In addition, we jump-started our network physicians' participation in the electronic medical community at the end of 2003 with the launch of a technology initiative with a retail value of $40 million. WellPoint offered network physicians the choice of a prescription quality improvement package to help them electronically generate prescriptions, or a paperwork reduction package that includes a computer to facilitate online submission of claims and other data.

This program has the potential to improve the quality of medical care and reduce administrative costs. Our vision is to encourage the use of information technology to support the growing need for evidence-based medical decision making.

BUILDING ON A DECADE OF SUCCESS

WellPoint's 2003 results highlight an impressive record as a publicly traded company. We conducted our initial public offering early in 1993 at a split-adjusted price of $14. The Company operated only in California at that time and served 2.3 million medical members, with $2.4 billion in revenue and 2,760 associates.

Our consistent and reliable growth since 1993 is the result of a combination of strong internal growth and strategic expansion into selected geographies through acquisitions. Our approach to managing and growing our business has been guided by several key principles:

- Health care is locally delivered and locally consumed. A health plan must have the local market presence and resources to understand and meet local customer needs.
- Consumers want a product portfolio that features choice. Members want to choose what is best for them and their families in an open marketplace as they do for products in other industries.
- Stable growth comes in large part from a diversified customer base. Building a base that is diversified by both customer size and geography helps generate consistent, steady performance for all customers, giving them the comfort that their health plan will be there to finance health care expenses when needed.


REVENUES

We have implemented our growth strategies through a rigorous business process conducted around a core of financial and operational integrity. At the same time, WellPoint's outstanding associates have aligned themselves to support a clear vision and mission that has served as a road map for success.

For more than a decade, WellPoint has also challenged conventional industry wisdom. We were the first health insurer to organize by customer segment, not by function or product — this allowed us to better meet the different needs of different customers. We never believed that an HMO product was the "answer" in health care — while WellPoint has successfully marketed a variety of HMOs, we have always offered a broad array of open access, choice-based products. We took bold steps to challenge the prescription-only status of certain pharmaceuticals — WellPoint petitioned the Food and Drug Administration to move certain non-sedating antihistamines to over-the-counter status to help remove inefficiencies from the health care system and keep drug benefits affordable. And we are committed to a program to give a retail value of $40 million in technology to our network physicians to help bring them into the digital age.

In just 11 years, WellPoint has established one of the most significant social legacies in American industry with the creation or funding of charitable foundations in the Company's key geographies. Today, these foundations have assets of more than $6 billion. In California, foundations to improve health care were created as part of the Company's conversion of Blue Cross of California to for-profit status in 1996. We helped fund charitable foundations in Georgia, Missouri and Wisconsin through the acquisition of Blue Cross Blue Shield plans in those states in the last three years. WellPoint also has created a corporate charitable foundation with assets of over $100 million. We are extremely proud of our commitment to social responsibility and believe these foundations will benefit generations to come.

A NEW ERA

While we have achieved significant success, we must do more to help reduce the rate of increase in health care costs. The opportunity lies in the effective use of information.

To meet consumer demand for more health care information and to support physicians in clinical decision making, innovative health plans will evolve into "infomediaries." In this new era, health plans will compete

EARNINGS PER SHARE
ASSUMING FULL DILUTION

$3.15 | $4.67 | $6.16

JAN. 20, 2004
WellPoint named to FORBES' "Platinum 400 Honor Roll" of Best Managed Companies in America for a sixth consecutive year.

on the basis of analytic capability. They will use their significant membership base to collect, aggregate and interpret large amounts of data to provide added value to customers and health care professionals.

At WellPoint, our goal is to use the data generated from our strong presence in our markets to design more personalized products and care management programs that motivate better self-care among our members. Consumers increasingly want to know which specialty physician in a particular locale performs the most procedures with the best outcomes. Given our strength in local geographies, we have a competitive advantage in providing that kind of information.

Similarly, there is an opportunity to help physicians and other health care professionals obtain better support in making clinical decisions through evidenced-based, nationally-recognized protocols. Studies have shown that practice patterns can vary widely depending on where a person lives, not on accepted standards of care. Health plans with size and breadth of membership should be able to provide helpful information to clinicians.

Information technology also holds great promise for the continued improvement in administrative efficiency. Too much paper frustrates coordination, traps vital knowledge and drives up costs. The technology exists to significantly increase electronic connectivity and shorten claims payment cycle times. For WellPoint, our ultimate goal is to receive all medical claims electronically — up from the current rate of 64 percent — and to receive a claim for medical service the same day it is rendered — instead of the current average of 38 days later.

WELL-POSITIONED FOR GROWTH

With information technology playing a more crucial role in the future of health care delivery, the pending merger with Anthem represents a unique opportunity.

The new WellPoint will be the nation's leading health insurer with the size and scale in 13 states across the U.S. to meet growing consumer demand for medical information, more effective communications and improved administration. No other health plan will have this significant local market presence in so many geographic areas.

...20, 2004
...Point named one ... companies for executive women by ... National Association ... Female Executives for ... fifth consecutive year.

FEB. 24, 2004
WellPoint named FORTUNE's "Most Admired Health Care Company" for a sixth year in a row.

FEB. 25, 2004
WellPoint ranked number two in a survey of FORTUNE 1000 California-based companies for gender diversity by the Corporate Women Directors International.

MARCH 1, 2004
David Colby named best chief financial officer in America for the managed care sector by INSTITUTIONAL INVESTOR MAGAZINE.

While the combined organization expects to generate expense synergies, the most significant potential for our customers, associates and stockholders is growth in our business. We believe many more consumers and employer groups, large and small, will see the value of our Company's broad product mix, including specialty offerings, strong local provider networks, health information and improvement programs, and higher service levels through enhanced e-commerce capabilities.

WellPoint's success and strong positioning for the future is due in large part to the leadership of our Board of Directors. In 2003, W. Toliver Besson retired from WellPoint's Board of Directors after having served as a member since 1996. Roger Birk, a member of WellPoint's Board since the 1993 IPO, will retire in mid-2004. These individuals deserve special thanks for their outstanding contributions to the success of our Company. WellPoint's performance also reflects the quality of our management team and the excellence and dedication of our associates.

Over the past decade, WellPoint contributed more than $6 billion to charitable foundations benefiting the communities we serve. In the same period, WellPoint's market capitalization increased from $1 billion to over $16 billion as we grew from two million to 15 million medical members.

The value WellPoint creates for our communities and our stockholders is the direct result of the value we create for our customers. By continuing to focus on understanding and serving our customers, we will continue to make meaningful improvements in the delivery and financing of health care.

Leonard D. Schaeffer
Chairman and Chief Executive Officer

March 2004

The WellPoint Family of Companies

As the nation's second largest health insurer, WellPoint serves the health care needs of more than 15 million medical members and approximately 46 million specialty members nationwide through its operating subsidiaries, including Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of Missouri, Blue Cross Blue Shield of Wisconsin, HealthLink and UNICARE. WellPoint offers a broad spectrum of quality network-based health products including open access PPO, POS and hybrid plans and HMO plans. In addition, WellPoint provides specialty products, including pharmacy benefit management, dental insurance, medical management, vision insurance, behavioral health, life and disability insurance, long-term care insurance, flexible spending accounts and COBRA administration, workers' compensation insurance and Medicare supplements. **www.wellpoint.com**

Blue Cross of California and its California affiliates serve more than 7.3 million medical members. Headquartered in Southern California, Blue Cross of California is an independent licensee of the Blue Cross Blue Shield Association. **www.bluecrossca.com**

Blue Cross Blue Shield of Georgia and its Georgia affiliates serve more than 2.4 million medical members and is the oldest and largest health benefits company in Georgia. Headquartered in Atlanta, Georgia, Blue Cross Blue Shield of Georgia is an independent licensee of the Blue Cross and Blue Shield Association. **www.bcbsga.com**

Blue Cross Blue Shield of Missouri serves more than 900,000 medical members and is the oldest and largest health benefits company in Missouri. Headquartered in St. Louis, Missouri, Blue Cross Blue Shield of Missouri is an independent licensee of the Blue Cross and Blue Shield Association. **www.bcbsmo.com**

Blue Cross Blue Shield of Wisconsin and its Wisconsin affiliates serve approximately 680,000 medical members and is the state's largest health insurer. Headquartered in Milwaukee, Wisconsin, Blue Cross Blue Shield of Wisconsin is an independent licensee of the Blue Cross and Blue Shield Association. **www.bluecrosswisconsin.com**

HealthLink offers network rental and administrative services to employers, unions, governmental subdivisions, schools and insurance companies. Headquartered in St. Louis, Missouri, HealthLink, Inc., is one of the largest managed care networks in the central United States. In addition, HealthLink operates two prominent PPO networks in the Mid-Atlantic and Texas. National Capital PPO (NCPPO) is headquartered in Springfield, Virginia and Affiliated Healthcare, Inc. (AHI-HealthLink) is in Houston, Texas. **www.healthlink.com**

UNICARE serves approximately 1.9 million medical members throughout the United States. UNICARE is committed to the delivery of innovative, quality health care plans and products that enable it to effectively work together with individuals, employers, consultants and brokers and with participating physicians, hospitals and other health care professionals. **www.unicare.com**

Board of Directors



Roger E. Birk
(seated far right)
Member, Audit and
Nominating & Governance Committees
Former Chairman and Chief Executive Officer,
Merrill Lynch & Co., Inc.

Sheila P. Burke
(standing second from left)
Chair, Compensation Committee
Undersecretary for American Museums &
National Programs, Smithsonian Institution

William H. T. Bush
(seated far left)
Member, Audit and
Nominating & Governance Committees
Chairman, Bush O'Donnell & Co., Inc.

Julie A. Hill
(seated second from right)
Member, Compensation and
Nominating & Governance Committees
Former President & Owner of
Hiram-Hill Development Company

Warren Y. Jobe
(standing far right)
Chair, Audit Committee
Former Senior Vice President,
Southern Company

Ramiro G. Peru
(standing far left)
Member, Audit and Compensation Committees
Senior Vice President and Chief Financial Officer,
Phelps Dodge Corporation

Jane G. Pisano, Ph.D.
(standing second from right)
Member, Compensation and
Nominating & Governance Committees
President and Director,
The Natural History Museum
of Los Angeles County

Elizabeth A. Sanders
(standing third from right)
Chair, Nominating & Governance Committee
Member, Compensation Committee
Principal, The Sanders Partnership

Leonard D. Schaeffer
(standing third from left)
Chairman and Chief Executive Officer
WellPoint Health Networks Inc.

Financial Highlights

In thousands, except per share data

YEAR ENDED AND AS OF DECEMBER 31,	2003	2002	2001	2000	1999
CONSOLIDATED OPERATING RESULTS					
Revenues	$20,359,691	$17,338,540	$12,428,647	$9,228,958	$7,485,427
Income before extraordinary item and cumulative effect of accounting change	935,229	694,129[A,B]	414,746	342,287	299,102[B]
Net Income	935,229	703,079[A]	414,746	342,287	278,544
Per share data[C]:					
Income before extraordinary item and cumulative effect of accounting change:					
Earnings Per Share	$ 6.34	$ 4.81[B]	$ 3.27	$ 2.74	$ 2.27[B]
Earnings Per Share Assuming Full Dilution	$ 6.16	$ 4.61[B]	$ 3.15	$ 2.64	$ 2.20[B]
Net Income:					
Earnings Per Share	$ 6.34	$ 4.87	$ 3.27	$ 2.74	$ 2.11
Earnings Per Share Assuming Full Dilution	$ 6.16	$ 4.67	$ 3.15	$ 2.64	$ 2.05
CONSOLIDATED FINANCIAL POSITION[D]					
Total assets	$14,788,678	$11,470,631	$ 7,590,256	$5,597,148	$4,639,242
Total liabilities	9,358,729	7,493,934	5,457,677	3,952,731	3,326,542
Total stockholders' equity	5,429,949	3,976,697	2,132,579	1,644,417	1,312,700
MEMBERSHIP					
Medical[E]	15,011[F,G]	13,811[F,H]	10,908[F,I]	8,201	7,515
Specialty					
Pharmacy Benefits Management	31,153	34,983	32,755	29,039	21,980
Dental	3,282	2,705	2,630	2,246	2,453
Life	3,123	2,579	2,310	2,020	2,125
Disability	603	514	541	569	598
Behavioral Health	7,404	7,315	5,144	4,353[J]	2,157
Total Specialty	45,565	48,096	43,380	38,227	29,313

[A] Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets." In addition, investment income of $314.0 million for the year ended December 31, 2002 included $33.2 million of net investment realized gains, net of $22.2 million in income taxes related to such realized gains.

[B] In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." With the rescission of FASB Statement No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. In applying the provisions of APB Opinion No. 30, the Company had determined that the extinguishment of debt under its Zero Coupon Convertible Subordinated Debentures did not meet the requirements of unusual or infrequent and therefore would not be included as an extraordinary item with the rescission of FASB Statement No. 4. For the years ended December 31, 2002 and 1999, the Company reclassified an extraordinary loss of $6.3 million, which included a tax benefit of $2.5 million, and an extraordinary gain of $3.1 million, which includes a tax expense of $1.2 million, to interest expense, respectively. For the years ended December 31, 2002 and 1999, the impact to Earnings Per Share on Income before extraordinary item and cumulative effect of accounting change was a loss of $0.03 and a gain of $0.02, respectively, and on a diluted basis, a loss of $0.03 and a gain of $0.01, respectively.

[C] Per-share data for the years ended December 31, 2001, 2000 and 1999 have been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend that occurred on March 15, 2002.

[D] Certain amounts prior to 2003 have been reclassified to conform to the 2003 presentation.

[E] Membership numbers as of December 31, 2001, 2000 and 1999 have been adjusted to include members from two Company-owned or Company-controlled rental networks as well as the Company's proportionate share of members associated with a joint venture providing Medicaid services in Puerto Rico. The total members associated with these entities for each date were as follows (in thousands): 381, 332 and 215 for December 31, 2001, 2000 and 1999, respectively. Membership numbers as of December 31, 2003 and 2002 also include members from these entities.

[F] Effective December 31, 2003, the Company has revised its medical membership counting methodology to include estimated "host" members using the national BlueCard program. Host members are generally members who reside in a state (notes continued on page 39)

REVENUES
(in billions)


$7.5
$9.2
$12.4
$17.3
$20.4
'99 '00 '01 '02 '03

NET INCOME
(in millions)


$278.5
$342.3
$414.7
$703.1
$935.2
'99 '00 '01 '02 '03

MEDICAL MEMBERSHIP
(in millions)


7.5
8.2
10.9
13.8
15.0
'99 '00 '01 '02 '03

Report of Independent Auditors

To the Stockholders and Board of Directors of WellPoint Health Networks Inc.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of WellPoint Health Networks Inc. and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in the Annual Report on Form 10-K (which statements are not presented herein); and in our report dated January 27, 2004, we expressed an unqualified opinion on those consolidated financial statements, which included an explanatory paragraph that effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Accordingly, the Company ceased amortizing goodwill and indefinite lived intangible assets as of January 1, 2002. Additionally, the Company adopted Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Accordingly, the Company reclassified an extraordinary loss related to the extinguishment of debt to interest expense for the year ended December 31, 2002. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2003 and 2002, and the related condensed consolidated income statements and condensed consolidated statements of changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California

January 27, 2004

Responsibility for Financial Data

To the Stockholders of WellPoint Health Networks Inc.

The Company's management is responsible for the integrity and objectivity of the financial information contained in this annual report.

Management maintains and is responsible for systems of internal accounting controls to provide reasonable assurance of the integrity and reliability of the financial statements, safeguarding of assets and that transactions are executed in accordance with management's authorization and are accurately reflected in the books and records of the Company. The Company maintains an extensive internal auditing program that independently assesses the effectiveness of these internal controls with written reports and recommendations issued to the appropriate levels of management. Management believes that the existing systems of internal controls are achieving the objectives discussed herein.

WellPoint's Audit Committee of the Board of Directors is responsible for reviewing the Company's financial reporting, accounting and internal control practices and selecting the independent auditors. The Company's internal and independent auditors have full and free access to the Audit Committee and meet with it to discuss all appropriate matters.

Kenneth C. Zurek

Kenneth C. Zurek
Senior Vice President,
Controller & Taxation
WellPoint Health Networks Inc.

January 27, 2004

Condensed Consolidated Balance Sheets

In thousands, except share data

DECEMBER 31,	2003	2002[A]
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,426,857	$ 1,355,616
Investments — available-for-sale, at fair value	7,244,445	5,282,887
Receivables, net	1,356,107	1,223,232
Deferred tax assets, net	355,110	310,245
Other current assets	258,588	208,711
Total Current Assets	10,641,107	8,380,691
Property and equipment, net	441,936	346,351
Intangible assets, net	950,954	737,461
Goodwill, net	2,321,208	1,691,771
Long-term investments, at market value	161,784	134,274
Other non-current assets	271,689	180,083
Total Assets	$14,788,678	$11,470,631
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Medical claims payable	$ 2,747,074	$ 2,422,331
Reserves for future policy benefits	129,135	68,907
Unearned premiums	629,831	495,508
Accounts payable and accrued expenses	1,411,391	1,144,662
Experience rated and other refunds	267,382	251,743
Income taxes payable	241,979	140,881
Security trades pending payable	27,456	428,851
Security lending payable	914,173	197,453
Other current liabilities	712,273	601,513
Total Current Liabilities	7,080,694	5,751,849
Accrued postretirement benefits	152,738	123,042
Reserves for future policy benefits, non-current	288,197	214,328
Long-term debt	1,238,267	1,011,578
Deferred tax liabilities, net	370,737	187,020
Other non-current liabilities	228,096	206,117
Total Liabilities	9,358,729	7,493,934
Stockholders' Equity:		
Preferred Stock — $0.01 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common Stock — $0.01 par value, 300,000,000 shares authorized, 157,006,322 and 149,748,101 issued at December 31, 2003 and 2002, respectively	1,570	1,497
Treasury stock, at cost, 4,248,172 and 2,697,958 shares at December 31, 2003 and 2002, respectively	(298,049)	(173,842)
Additional paid-in capital	2,348,506	1,812,004
Retained earnings	3,250,483	2,315,254
Accumulated other comprehensive income	127,439	21,784
Total Stockholders' Equity	5,429,949	3,976,697
Total Liabilities and Stockholders' Equity	$14,788,678	$11,470,631

[A] Certain amounts as of December 31, 2002 have been reclassified to conform to the 2003 presentation.

Condensed Consolidated Income Statements

In thousands, except earnings per share

YEAR ENDED DECEMBER 31,	2003	2002	2001
Revenues:			
Premium revenue	$19,156,711	$16,206,161	$11,577,170
Management services and other revenue	944,786	818,375	609,693
Investment income	258,194	314,004	241,784
	20,359,691	17,338,540	12,428,647
Operating Expenses:			
Health care services and other benefits	15,428,763	13,211,090	9,436,264
Selling expense	807,675	681,802	502,571
General and administrative expense	2,477,692	2,166,744	1,666,587
	18,714,130	16,059,636	11,605,422
Operating Income	1,645,561	1,278,904	823,225
Interest expense[A]	50,632	66,752	49,929
Other expense, net[B]	36,119	55,086	74,714
Income before Provision for Income Taxes and Extraordinary Item	1,558,810	1,157,066	698,582
Provision for income taxes	623,581	462,937	283,836
Income before Extraordinary Item	935,229	694,129	414,746
Extraordinary Item:			
Gain from negative goodwill on acquisition	—	8,950	—
Net Income	$ 935,229	$ 703,079	$ 414,746
Earnings Per Share[A,C]:			
Income before Extraordinary Item	$ 6.34	$ 4.81	$ 3.27
Extraordinary gain from negative goodwill on acquisition	—	0.06	—
Net Income	$ 6.34	$ 4.87	$ 3.27
Earnings Per Share Assuming Full Dilution[A,C]:			
Income before Extraordinary Item	$ 6.16	$ 4.61	$ 3.15
Extraordinary gain from negative goodwill on acquisition	—	0.06	—
Net Income	$ 6.16	$ 4.67	$ 3.15

[A] In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." With the rescission of FASB Statement No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. In applying the provisions of APB Opinion No. 30, the Company had determined that the extinguishment of debt under its Zero Coupon Convertible Subordinated Debentures did not meet the requirements of unusual or infrequent and therefore would not be included as an extraordinary item with the rescission of FASB Statement No. 4. For the year ended December 31, 2002, the Company reclassified an extraordinary loss of $6.3 million, which includes a tax benefit of $2.5 million, to interest expense. The impact to Earnings Per Share on Income before Extraordinary Item, basic and diluted, was a loss of $0.03 for the year ended December 31, 2002.

[B] Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets." Accordingly, the Company ceased amortizing goodwill and indefinite lived intangible assets as of January 1, 2002.

[C] Per-share data for the year ended December 31, 2001 has been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend that occurred on March 15, 2002.

(notes continued from page 36) in which a WellPoint subsidiary is the Blue Cross and/or Blue Shield licensee and who are covered under an employer-sponsored health plan issued by a non-WellPoint controlled Blue Cross Blue Shield licensee. Host members are computed using, among other things, an estimate of the average number of BlueCard claims received per member per month. Total BlueCard host members as of December 31, 2003, 2002 and 2001 were as follows (in thousands): 1,002, 587 and 380, respectively. Medical membership data as of December 31, 2002 and 2001 have been revised to include these members. Medical membership data as of December 31, 2000 and 1999 have not been revised to include these BlueCard host members.

[G] The increase in medical membership was the result of continued sales growth and the acquisition on September 24, 2003 of Cobalt Corporation, which added approximately 675,000 members (excluding BlueCard host members).

[H] The increase in medical membership was the result of continued sales growth and the acquisition on January 31, 2002 of RightCHOICE Managed Care, Inc. ("RightCHOICE"), which had approximately 2.1 million members at closing. In order to reflect consistent membership numbers across the Company's various operating subsidiaries, the Company has excluded certain members for which RightCHOICE provided workers' compensation managed care services that RightCHOICE previously reflected as members. The Company's membership numbers as of December 31, 2002 have also been adjusted to eliminate shared members that are enrolled in UNICARE plans using the HealthLink networks, which were acquired by the Company in the RightCHOICE transaction.

[I] The increase in medical membership was the result of continued sales growth and the acquisition on March 15, 2001 of Cerulean Companies, Inc., the parent company of Blue Cross and Blue Shield of Georgia Inc., which added approximately 1.9 million members.

[J] Behavioral health membership as of December 31, 2000 reflects an addition of approximately 1.6 million members over December 31, 1999 due to the mental health parity requirements in the State of California, which became effective in the quarter ended September 30, 2000.

Condensed Consolidated Statements of Changes in Stockholders' Equity

In thousands	Preferred Stock	COMMON STOCK Issued Shares	COMMON STOCK Issued Amount
BALANCE AS OF JANUARY 1, 2001	$ —	71,391	$ 714
Stock grants to employees and directors			
Stock issued for employee stock option plans and stock purchase plans			
Stock repurchased, at cost			
Net losses from treasury stock reissued			
Comprehensive income (loss)			
Net income			
Other comprehensive income, net of tax			
Change in unrealized valuation adjustment on investment securities, net of reclassification adjustment			
Foreign currency adjustments, net of tax			
Minimum pension liability adjustment, net of tax			
Total comprehensive income (loss)			
BALANCE AS OF DECEMBER 31, 2001	$ —	71,391	$ 714
Stock grants to employees and directors			
Stock issued for employee stock option plans and stock purchase plans			
Stock repurchased, at cost			
Proceeds from sale of put options			
Stock and stock options issued in connection with acquisition of RightCHOICE Managed Care, Inc.		2,718	27
100% stock dividend on March 15, 2002		72,921	729
Stock issued under Zero Coupon Convertible Subordinated Debentures redemption call		2,718	27
Net losses from treasury stock reissued			
Comprehensive income (loss)			
Net income			
Other comprehensive income, net of tax			
Change in unrealized valuation adjustment on investment securities, net of reclassification adjustment			
Minimum pension liability adjustment, net of tax			
Total comprehensive income (loss)			
BALANCE AS OF DECEMBER 31, 2002	$ —	149,748	$1,497
Stock grants to employees and directors			
Stock issued for employee stock option plans and stock purchase plans			
Stock repurchased, at cost			
Net losses from treasury stock reissued			
Stock and stock options issued in connection with acquisition of Cobalt Corporation		7,258	73
Stock held by subsidiaries			
Comprehensive income (loss)			
Net income			
Other comprehensive income, net of tax			
Treasury stock owned by subsidiary			
Change in unrealized valuation adjustment on investment securities, net of reclassification adjustment			
Minimum pension liability adjustment, net of tax			
Total comprehensive income			
BALANCE AS OF DECEMBER 31, 2003	$ —	157,006	$1,570

COMMON STOCK In Treasury					
Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
8,566	$(536,524)	$ 983,028	$1,145,464	$ 51,735	$1,644,417
(14)	886				886
(1,153)	77,266	19,165			96,431
75	(7,433)				(7,433)
			(11,269)		(11,269)
			414,746		414,746
				17,569	17,569
				(262)	(262)
				(22,506)	(22,506)
			414,746	(5,199)	409,547
7,474	$(465,805)	$1,002,193	$1,548,941	$ 46,536	$2,132,579
(78)	4,944				4,944
(3,787)	232,384	67,617			300,001
4,625	(304,342)				(304,342)
		3,135			3,135
(5,536)	358,977	687,105	62,979		1,109,088
		(729)			—
		140,058			140,085
		(87,375)	255		(87,120)
			703,079		703,079
				8,766	8,766
				(33,518)	(33,518)
			703,079	(24,752)	678,327
2,698	$(173,842)	$1,812,004	$2,315,254	$ 21,784	$3,976,697
(492)	31,890				31,890
(4,006)	275,452	74,944			350,396
3,912	(268,565)				(268,565)
		(142,737)			(142,737)
		604,295			604,368
2,136	(162,984)				(162,984)
			935,229		935,229
				(5,604)	(5,604)
				100,589	100,589
				10,670	10,670
			935,229	105,655	1,040,884
4,248	$(298,049)	$2,348,506	$3,250,483	$127,439	$5,429,949

Condensed Consolidated Statements of Cash Flows

In thousands

YEAR ENDED DECEMBER 31,	2003	2002[A]	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income before extraordinary item	$ 935,229	$ 694,129	$ 414,746
Adjustments to reconcile income before extraordinary item to net cash provided by operating activities:			
Depreciation and amortization, net of accretion	174,075	115,014	110,157
(Gain) loss on sales of assets, net	(7,314)	(44,592)	13,283
(Benefit) provision for deferred income taxes	(63,260)	(33,240)	15,915
Amortization of deferred gain on sale of building	(130)	(4,057)	(4,426)
Accretion of interest on Zero Coupon Convertible Subordinated Debentures, 6 3/8% Notes due 2012 and 6 3/8% Notes due 2006	285	9,081	3,128
(Increase) decrease in certain assets, net of effect of businesses acquired:			
Receivables, net	(172,167)	(53,294)	18,365
Other current assets	(33,983)	(105,735)	(20,892)
Other non-current assets	(15,105)	(33,607)	(9,126)
Increase (decrease) in certain liabilities, net of effect of businesses acquired:			
Medical claims payable	138,217	312,352	109,676
Reserves for future policy benefits	25,645	(3,914)	(48,307)
Unearned premiums	25,617	75,364	66,812
Accounts payable and accrued expenses	190,569	258,716	94,663
Experience rated and other refunds	13,958	(3,827)	2,315
Income taxes payable	137,923	95,375	(32,256)
Other current liabilities	91,356	103,028	81,199
Accrued postretirement benefits	7,042	8,114	3,047
Other non-current liabilities	16,132	12,111	(12,135)
Net cash provided by operating activities	1,464,089	1,401,018	806,164
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investments purchased	(10,659,025)	(6,501,314)	(4,914,118)
Proceeds from investments sold	8,853,554	5,576,358	4,628,088
Proceeds from investments matured	141,944	62,188	74,972
Property and equipment purchased	(153,459)	(101,513)	(92,937)
Proceeds from property and equipment sold	6,795	6,789	8,481
Acquisition of new businesses, net of cash acquired	(425,691)	(349,011)	(561,652)
Net cash used in investing activities	(2,235,882)	(1,306,503)	(857,166)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net repayment of long-term debt under the revolving credit facility	—	(235,000)	(15,000)
Net borrowing of commercial paper	230,074	199,759	—
Net borrowing of long-term debt under 6 3/8% Notes due 2006	—	—	448,974
Net borrowing of long-term debt under 6 3/8% Notes due 2012	—	348,905	—
Cash paid on redemption of Zero Coupon Convertible Subordinated Debentures	—	(18,967)	—
Change in advances on securities lending deposits	716,720	86,635	—
Proceeds from issuance of Common Stock	164,805	152,500	86,048
Proceeds from sale of put options	—	3,135	—
Common Stock repurchased	(268,565)	(304,342)	(7,433)
Net cash provided by financing activities	843,034	232,625	512,589
Net increase in cash and cash equivalents	71,241	327,140	461,587
Cash and cash equivalents at beginning of year	1,355,616	1,028,476	566,889
Cash and cash equivalents at end of year	$ 1,426,857	$ 1,355,616	$ 1,028,476

[A] In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." With the rescission of FASB Statement No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. In applying the provisions of APB Opinion No. 30, the Company had determined that the extinguishment of debt under its Zero Coupon Convertible Subordinated Debentures did not meet the requirements of unusual or infrequent and therefore would not be included as an extraordinary item with the rescission of FASB Statement No. 4. For the year ended December 31, 2002, the Company reclassified an extraordinary loss of $6.3 million, which includes a tax benefit of $2.5 million, to interest expense.

Officers / Corporate Data

Executive Officers

Leonard D. Schaeffer
Chairman and
Chief Executive Officer

David S. Helwig
Executive Vice President
Blue Cross of California

Joan E. Herman
Executive Vice President
Senior, Specialty and State
Sponsored Programs

Rebecca A. Kapustay
Executive Vice President
Blue Cross Blue Shield
of Wisconsin

John A. O'Rourke
Executive Vice President
Central Region

John S. Watts, Jr.
Executive Vice President
Blue Cross Blue Shield
of Georgia

David C. Colby
Executive Vice President
and Chief Financial Officer

Thomas C. Geiser
Executive Vice President
General Counsel and Secretary

Gene L. Householter
Executive Vice President
Central Services

Woodrow A. Myers, Jr., M.D.
Executive Vice President
and Chief Medical Officer

Ron J. Ponder, Ph.D.
Executive Vice President
Information Services and
Chief Information Officer

Alice F. Rosenblatt
Executive Vice President
Integration Planning
and Implementation
and Chief Actuary

Denny M. Weinberg
Executive Vice President and
Chief Development Officer

Corporate Data

Corporate Headquarters
1 WellPoint Way
Thousand Oaks, CA 91362
www.wellpoint.com
(805) 557-6655

Independent Public Accountants
PricewaterhouseCoopers LLP
Los Angeles, CA 90071

Investor Contact
Investor and Corporate
Communications
(805) 557-6789
www.wellpoint.com/investor_info

WellPoint SEC Filings
All WellPoint SEC Filings are available in WellPoint's online investor information center at www.wellpoint.com/investor_info

Transfer Agent and Registrar
Mellon Investor Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
(800) 356-2017

Form 10-K Report
Stockholders may receive without charge, a copy of the WellPoint Health Networks Inc. Annual Report on Form 10-K as filed with the Securities and Exchange Commission by contacting Investor Relations at the Company's corporate headquarters.

Stock Listing
Common Stock of WellPoint Health Networks Inc. trades on the New York Stock Exchange under the ticker symbol WLP.

Condensed consolidated financial statements are included in this annual report. The complete consolidated financial statements and related notes are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, which was mailed to all stockholders together with this annual report.

Cautionary Statement: Certain statements contained in this annual report are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, rising health care costs and trends affecting medical care ratios, health care reform and other regulatory issues, litigation directed at health benefits companies, the Company's pending merger with Anthem, Inc., competition among managed care companies, potential public health epidemics and general economic downturns. Additional risk factors are listed from time to time in the Company's various reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of Missouri and Blue Cross Blue Shield of Wisconsin are independent licensees of the Blue Cross and Blue Shield Association.

SM Service Mark of WellPoint Health Networks Inc.
SM 1 Service Mark of the Blue Cross and Blue Shield Association

UNICARE plans are provided by various entities including UNICARE Life & Health Insurance Company, UNICARE Health Plans of the Midwest, Inc., UNICARE Health Insurance Company of the Midwest, UNICARE Health Plan of Oklahoma, Inc., UNICARE Health Plan of Virginia, Inc., UNICARE Health Plan of West Virginia, Inc., UNICARE Health Plans of Texas, Inc. and UNICARE Health Insurance Company of Texas.

Annual Report Credits
Design: Baker | Brand Communications℠ www.bakerbuilds.com
Illustration: Elizabeth Burrill, Francis Livingston, Steve Vance
Photography: Lon Harding, Dave Lauridson, Walter Urie
Content: WellPoint Investor and Corporate Communications, Corporate Affairs and Corporate Finance

printed on recycled paper

WellPoint selected Anderson Lithograph, the recipient of the 2003 California Governor's Environmental and Economic Leadership Award and the South Coast Air Quality Management District's Clean Air Award, to print this report. This is part of WellPoint's commitment to the environment and corporate sustainability.

OUR MISSION

The WellPoint Companies provide health security by offering a choice of quality branded health and related financial services designed to meet the changing expectations of individuals, families and their sponsors throughout a lifelong relationship.

OUR VISION

WellPoint will redefine our industry through a new generation of consumer-friendly products that put individuals back in control of their health and financial future.